Exhibit 99.1

Beamr Issues Q2-2026 CEO Letter to Shareholders: Expanding Our Reach into Autonomous Vehicle Teams

Herzliya, Israel, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders,

I am excited to share with you our activities and progress since the beginning of 2026, as we moved from proving our technology for autonomous vehicles (AVs) to our first engagement which is now underway. Our path forward is focused on executing in markets where video usage is growing exponentially.

Our strategy rests on a key important fact: video is among the largest and fastest-growing data types for AI applications. AV programs already work with datasets ranging from tens to hundreds of petabytes, and by industry estimates, that volume roughly doubles every year.

Making that massive data significantly smaller without degrading machine-learning accuracy is the major challenge that Beamr addresses. Since the beginning of 2026, we have integrated our technology into platforms AV teams already use, and have begun our first structured engagement with a global Autonomous Vehicle program - a meaningful milestone as we advance toward commercialization following the strategic focus we established  earlier this year.

Ecosystem partnerships and monetizing our expertise

Advancing in our strategy, we performed a joint demonstration with VAST Data, the AI Operating System company, at GTC 2026. It showed video solutions that leverage GPU-accelerated compression to reduce file sizes while delivering ML-safe results.

In July 2026, our ML-safe compression became available in the RTMaps AI Store of Intempora, a dSPACE company - enabling deployment of our solution where video data accumulates: at logging in the vehicle, in the cloud and data center, and in simulation and training.

Beamr engages Autonomous Vehicle Tier-1 OEMs and car manufacturers through two channels: our ecosystem partnerships and direct engagement through Beamr Blueprint, which we introduced in July. Blueprint brings our expertise directly into their pipelines, helping customer decision-makers make informed decisions about the best solution for their own technology stack: knowing where compression is safe and where it is not. It gives Tier-1 OEMs and car manufacturers a faster path from evaluation to adoption. For Beamr, it opens a commercial channel that may bring about earlier paid customer engagements and monetization opportunities, with initial customer engagements already underway.

Additionally, we have met with dozens of prospects and with our partners in key industry events: CES, GTC 2026, Smart Mobility Summit, AutoSens USA, and Vehicle Tech Week Europe.

Our value proposition rests on measured results. In a series of benchmark tests, Beamr’s Content-Adaptive Bitrate technology (CABR) has delivered up to 50% file-size reduction while preserving the details machine vision models rely on. Our research points further. A machine-vision model fine-tuned on CABR-compressed video was more resilient than when it was trained on uncompressed data. We believe that our research on how compressed video data may have a significant impact on producing models that are more robust can result in additional significant opportunities down the road.

Strengthening in the Media and Entertainment sector

While expanding into AI-driven markets, we continue to build on our media and entertainment (M&E) business. Earlier this year we announced that JioHotstar, one of the world’s largest streaming platforms with more than 450 million subscribers, utilizes Beamr’s patented CABR technology to optimize video delivery at scale across its extensive content catalog. This production deployment demonstrates the value of Beamr’s technology in large-scale, demanding video environments.

In April 2026, we launched VISTA, our system for subjective quality testing at scale that addresses a gap many video teams face with existing quality measurement tools. We presented it at NAB Show, a flagship event for the M&E industry.

Last week, we announced a new live sports solution that combines NVIDIA Video Super Resolution with Beamr’s CABR technology and will be demonstrated at IBC 2026. Live Super Resolution uses AI to transform existing HD feeds into sharper, more immersive 4K-quality viewing experiences, enabling broadcasters to deliver higher-quality live sports without requiring every event to be captured and delivered in native 4K. Combined with Beamr’s live CABR optimization, VISTA quality measurement, and Blueprint services, the solution provides broadcasters with an efficient and practical way to enhance live sports broadcasts while controlling bandwidth and infrastructure costs. We believe this further expands Beamr’s addressable opportunity within the M&E market.

First Half 2026 Financial Results

As previously disclosed in our July 21, 2026 preliminary revenue update, the revenue reported today is consistent with that earlier disclosure. With this announcement, we are providing our complete financial results together with additional perspective on our recent execution and strategic progress.

●	Revenues decreased by $0.18 million, or 17%, to $0.9 million for the six months ended June 30, 2026, from $1.07 million for the six months ended June 30, 2025. The decrease was primarily driven by a one-time proof-of-concept (POC) recognized during 2025.

●	Research and development expenses increased by $0.59 million, or 29%, to $2.6 million for the six months ended June 30, 2026, from $2.04 million for the six months ended June 30, 2025. The increase was primarily due to an increase of $0.2 million in salaries due to increased personnel and an increase of $0.3 million in professional fees due to additional sub-contractors.

●	Selling and marketing expenses increased by $0.4 million, or 38%, to $1.4 million for the six months ended June 30, 2026, from $1.06 million for the six months ended June 30, 2025. The increase was primarily due to an increase of $0.36 million in salaries due to increased sales and sales engineering personnel to support increased POCs.

●	General and administrative expenses decreased by $0.14 million, or 12%, to $1.08 million for the six months ended June 30, 2026, from $1.23 million for the six months ended June 30, 2025. The decrease was primarily due to fewer professional fees.

●	Financing income decreased by $0.2 million, or 81%, to $0.04 million for the six months ended June 30, 2026, from $0.24 million for the six months ended June 30, 2025. The decrease was primarily driven by less income on bank deposits.

●	Net loss for the six months ended June 30, 2026 was $4.4 million or $0.28 basic loss per ordinary share, compared to a net loss of $3.2 million, or $0.21 basic loss per ordinary share, in the six months ended June 30, 2025. The increase in net loss is attributed mainly to the increase in operating expenses.

●	Beamr concluded the second quarter of 2026 with $7.7 million in cash, cash equivalents and deposits, maintaining financial flexibility to support its strategic priorities.

Building on Our Momentum

As we enter the second half of 2026, our priorities are clear. We remain focused on securing new commercial engagements as we expand our engagement with AV teams, deepen our ecosystem partnerships, and advance opportunities across the broader Physical AI landscape, while continuing to support our M&E customers with industry-leading video optimization solutions.

We believe that the opportunities ahead have the potential to be significant, and we remain committed to executing our strategy, expanding our commercial footprint, and sharing our progress with you in the quarters ahead.

Sincerely,

Sharon Carmel
Chief Executive Officer
Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com

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